Press Release

CIBC declares dividends

TORONTO, February 27, 2003 — CIBC today declared a dividend of 41 cents per share on common shares for the quarter ended April 30, 2003, payable on April 28, 2003 to holders of record on March 28, 2003.

Class A Preferred Shares

Other dividends per share for the quarter ending April 30, 2003, payable on April 28, 2003, to holders of record on March 28, 2003, were declared as follows:

Series 14 — $0.371875
Series 15 — $0.353125
Series 16 — US$0.353125
Series 17 — $0.340625
Series 18 — $0.34375
Series 19 — $0.309375
Series 20 — US$0.321875
Series 21 — $0.375
Series 22 — US$0.390625
Series 23 — $0.33125
Series 24 — $0.375
Series 25 — $0.375
Series 26 — $0.367188(1)

(1)	Dividend for period beginning January 30, 2003 and ending April 30, 2003 inclusive.

For further information: Rob McLeod, Senior Director, Corporate Communications and Public Affairs, (416) 980-3714 or Kathryn A. Humber, Senior Vice-President of Investor Relations, (416) 980-3341.